UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42759

Cre8 Enterprise Limited

(Translation of registrant’s name into English)

1/F, China Building
29 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On October 19, 2026, Cre8 Enterprise Limited (the “Company”), through its wholly owned subsidiary, Cre8 Incorporation Limited (the “Purchaser”), entered into a share purchase agreement (the “SPA”) with Ms. Sze Yan Chrystal LAU (the “Seller”), the sole shareholder of Lingxpert Language Services Limited, a company incorporated in Hong Kong (the “Target”). Under the SPA, the Purchaser agreed to acquire 100% of the issued share capital of the Target from the Seller, free and clear of all encumbrances, for a cash consideration of US$800,000 (the “Transaction”). The Target is principally engaged in the provision of translation services in Hong Kong.

The Target was previously wholly owned by Starlux Ltd, an entity controlled by Mr. Xian Hong Jordan LEE (“Mr. Jordan LEE”), and, as disclosed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (“FY2025 20-F”), was a related party of the Company during that fiscal year. Starlux Ltd transferred its entire interest in the Target to the Seller on January 1, 2026. The Seller is an individual who has a personal relationship with Mr. Jordan LEE. Mr. Jordan LEE is the son of Mr. Seng Jin LEE, who controls Cre8 Investments Limited (“Cre8 Investments”), the controlling shareholder of the Company. Mr. Jordan LEE also holds approximately 14.29% of the issued shares of Cre8 Investments. Pursuant to an acting-in-concert agreement among the shareholders of Cre8 Investments, Mr. Seng Jin LEE has sole voting power over all of the issued shares of Cre8 Investments. As disclosed in the FY2025 20-F, the Target has historically provided translation services to the Company’s operating subsidiary. The Transaction was reviewed and approved by the Company’s board of directors and audit committee. Mr. Jordan LEE disclosed his personal relationship with the Seller to the board of directors and the audit committee in connection with such approvals.

On November 2, 2026, the Transaction closed. At closing, the Purchaser paid the US$800,000 purchase price in full by bank transfer. The Company funded the consideration from its existing cash resources. As a result, the Target became a wholly owned subsidiary of the Purchaser and an indirect wholly owned subsidiary of the Company.

The SPA contains customary representations, warranties and covenants of the parties, as well as mutual indemnification obligations. The indemnification obligations generally survive for 12 months after closing, except that claims for fraud or breach of the title representations are not time-limited. The SPA is governed by Hong Kong law.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, a copy of which is furnished as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

On November 3, 2026, the Company issued a press release titled “Cre8 Enterprise Limited Completes Acquisition of a Hong Kong-Based Translation Firm.” A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibit Index

Exhibit Number	Description of Exhibit
10.1	Share Purchase Agreement, dated October 19, 2026
99.1	Press Release dated November 3, 2026, titled “Cre8 Enterprise Limited Completes Acquisition of a Hong Kong-Based Translation Firm”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2026	Cre8 Enterprise Limited

	By:	/s/ Sze Ting CHO
	Name:	Sze Ting CHO
	Title:	Chief Executive Officer and Chairman of the Board

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